Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements
(Unaudited - all amounts in thousands of United States Dollars unless otherwise noted)
For the six months ended February 28, 2018

Filed: April 11, 2018

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of United States Dollars)

	February 28,	August 31,
	2018	2017
ASSETS

Current
Cash and cash equivalents	$1,023	$3,414
Restricted Cash – Waterberg (Note 5)	2,661	-
Amounts receivable	2,882	2,058
Prepaid expenses	370	645
Asset held for sale (Note 4)	70,915	69,889
Total current assets	77,851	76,006

Performance bonds	1,206	79
Exploration and evaluation assets (Note 5)	24,876	22,900
Property, plant and equipment (Note 3)	1,500	1,543
Total assets	$105,433	$100,528

LIABILITIES

Current
Accounts payable and other liabilities (Note 6)	$10,790	$16,443
Loan payable (Note 7)	102,698	46,305
Total current liabilities	113,488	62,748

Loans payable (Note 7)	-	43,821
Convertible notes (Note 8)	15,681	17,225
Total liabilities	$129,169	$123,794

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	$801,585	$800,894
Contributed surplus (Note 9)	25,925	25,870
Accumulated other comprehensive loss	(158,827)	(170,505)
Deficit	(677,046)	(667,617)
Total shareholders’ equity (deficit) attributable to shareholders of Platinum Group Metals Ltd.	(8,363)	(11,358)

Non-controlling interest	(15,373)	(11,908)
Total shareholders’ equity (deficit)	(23,736)	(23,266)
Total liabilities and shareholders’ equity	$105,433	$100,528

Going Concern (Note 1)
Contingencies and Commitments (Note 11)

Approved by the Board of Directors and authorized for issue on April 11, 2018

/s/ Iain McLean	/s/ Diana Walters
Iain McLean, Director	Diana Walters, Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Income)
(in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February	February	February	February
	28, 2018	28, 2017	28, 2018	28, 2017

EXPENSES
General and administrative Interest	$1,719 5,721	$1,394	$3,131 9,855	$2,561
Interest	5,721	-	9,855	-
Foreign exchange (gain) loss	69	(1,023)	3,199	520
Stock compensation expense (Note 9)	19	1,074	52	1,114
Maseve closure, care and maintenance costs	7,012	-	12,928	-
Impairment Charge	-	55,192	-	55,192
	14,540	56,637	29,165	59,387

Loss (Gain) of fair value of financial instruments (Note 8)	123	-	(1,929)	-
Net finance income	(223)	(349)	(352)	(649)
Loss for the period	14,440	56,288	26,844	58,738

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(2,729)	(34,231)	(7,082)	(51,856)

Comprehensive loss for the period	11,711	22,057	19,802	6,882

Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	13,199	46,417	24,668	48,874
Non-controlling interests	1,241	9,871	2,216	9,864
	$14,440	$56,288	$26,844	$58,738

Comprehensive loss (income) attributable to:
Shareholders of Platinum Group Metals Ltd.	4,456	13,715	12,290	(586)
Non-controlling interests	7,255	8,342	6,812	7,468
	$11,711	$22,057	$19,802	$6,882

Basic and diluted loss per common share	$0.09	$0.39	$0.17	$0.45

Weighted average number of common shares outstanding:
Basic and diluted	150,069,345	119,177,051	149,264,941	108,056,515

The accompanying notes are an integral part of the condensed consolidated financial statements.	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2016	88,857,028	$714,190	$24,003	$(232,179)	$(125,245)	$380,769	$38,679	$419,448
Share based compensation	-	-	1,751	-	-	1,751	-	1,751
Share issuance – financing	41,923,750	68,767	-	-	-	68,767	-	68,767
Share issuance costs	-	(5,521)	-	-	-	(5,521)	-	(5,521)
Shares issued for loan facilities (Note 7)	2,285,409	5,128	-	-	-	5,128	-	5,128
Transactions with non-controlling interest	-	-	-	-	43	43	(43)	-
Foreign currency translation adjustment	-	-	-	49,460	-	49,460	2,396	51,856
Net loss for the period	-	-	-	-	(48,874)	(48,874)	(9,864)	(58,738)
Balance February 28, 2017	133,066,187	$782,564	$25,754	$(182,719)	$(174,076)	$451,523	$31,168	$482,691
Stock based compensation	-	-	116	-	-	116	-	116
Share issuance – financing	15,390,000	20,007	-	-	-	20,007	-	20,007
Share issuance costs	-	(1,689)	-	-	-	(1,689)	-	(1,689)
Shares issued on conversion of convertible note	13,190	12	-	-	-	12	-	12
Foreign currency translation adjustment	-	-	-	12,214	-	12,214	(4,984)	7,230
Net loss for the period	-	-	-	-	(493,541)	(493,541)	(38,092)	(531,633)
Balance August 31, 2017	148,469,377	$800,894	$25,870	$(170,505)	$(667,617)	$(11,358)	$(11,908)	$(23,266)
Stock based compensation	-	-	55	-	-	55	-	55
Shares issued for interest on convertible note	2,440,629	691	-	-	-	691	-	691
Gain on partial sale of Waterberg	-	-	-	-	15,239	15,239	1,962	17,201
Contributions of Waterberg JV Co (Note 5)	-	-	-	-	-	-	1,395	1,395
Foreign currency translation adjustment	-	-	-	11,678	-	11,678	(4,596)	7,082
Net loss for the period	-	-	-	-	(24,668)	(25,668)	(2,216)	(26,884)
Balance February 28, 2018	150,910,006	$801,585	$25,925	$(158,827)	$(677,046)	$(8,363)	$(15,373)	$(23,736)

The accompanying notes are an integral part of the condensed consolidated financial statements.	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

	For the six months ended
	February 28,	February 28,
	2018	2017

OPERATING ACTIVITIES
Loss for the period	$(26,884)	$(58,738)

Add items not affecting cash:
Depreciation	185	198
Non-cash interest expense	9,855	-
Unrealized foreign exchange gain	3,092	260
Stock compensation expense	52	1,114
Gain on fair value of financial instruments (Note 8)	(1,929)	-
Impairment charge	-	55,192
Net change in non-cash working capital (Note 12)	(607)	(267)
	(16,236)	(2,241)

FINANCING ACTIVITIES
Share issuance	$-	$68,767
Share issuance costs	-	(5,521)
Interest paid on debt (Note 7)	(1,314)	(2,178)
Cash proceeds from debt (Note 7)	10,000	5,000
Debt principal repayment (Note 7)	(5,000)	(2,500)
Costs associated with the debt (Note 7)	(892)	(127)
	2,794	63,441

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	$-	$(63,854)
Proceeds from sale of interest in Waterberg	17,200	-
Transfer to restricted cash (Waterberg)	(5,000)	-
Expenditures from restricted cash (Waterberg)	2,264	-
Fees paid on asset held for sale (Note 4)	(1,026)	-
Proceeds from the sale of concentrate	2,016	7,647
Exploration expenditures, net of recoveries	(4,415)	-
Performance bonds	(1,119)	(297)
	9,919	(56,504)

Net (decrease) increase in cash and cash equivalents	(3,523)	4,696
Effect of foreign exchange on cash and cash equivalents	1,132	3,859
Cash and cash equivalents, beginning of period	3,414	16,450

Cash and cash equivalents, end of period	$1,023	$25,005

The accompanying notes are an integral part of the condensed consolidated financial statements.	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE American, LLC (“NYSE American”) in the United States (formerly the NYSE MKT LLC). The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa. The Company is currently in the process of disposing of the Maseve Mine to Royal Bafokeng Platinum Limited ("RBPlat"). The Maseve Mine is owned through operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held an 82.9% working interest as of February 28, 2018 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . Please see Note 4 for further details.

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV property and Waterberg Extension property (both located on the Northern Limb of the Bushveld Complex in South Africa) were combined into one project (the “Waterberg Project”). The Company published a pre-feasibility study for the combined Waterberg Project in October 2016. On September 21, 2017 the Company completed the planned corporatization of the Waterberg Project by the transfer of all Waterberg Project prospecting permits held in trust by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) into Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”). During the period, Impala Platinum Holdings Ltd. (“Implats”) entered into a definitive agreement to purchase 15% of Waterberg JV Co., with the Company selling an 8.6% interest and the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) selling a 6.4% interest, with a further purchase and development option to increase its interest up to 50.01% of Waterberg JV Co. Please see Note 5 for further details.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s main subsidiaries (collectively with the Company, the “Group”) are as at:

		Place of	Proportion of ownership interest
		incorporation	and voting power held
		and	February 28,	August 31,
Name of subsidiary	Principal activity	operation	2018	2017

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd[1]	Mining	South Africa	82.9%	82.9%
Mnombo Wethu Consultants (Pty) Limited.[2]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.	Exploration	South Africa	37.05%	45.65%

1See Note 4 “Ownership of Maseve Mine”.
2The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future. During the six month period ended February 28, 2018 the Company reported a net loss of $27 million. At February 28, 2018, including the current portion of loan balances due and assets held for sale, the Company has a working capital deficit of $36 million. At February 28, 2018, the Company was indebted for a principal amount of $85 million plus accrued interest of $13 million pursuant to the Amended and Restated Sprott Facility and the LMM Facility (both as defined below). The Company currently has limited financial resources but during the period announced the planned sale of the Maseve Mine for gross proceeds of $74 million. Stage one of the Maseve Sale Transaction (as defined below) was closed subsequent to period end on April 5, 2018 (See Note 14 below). In addition, Implats completed the strategic acquisition of an 8.6% interest in Waterberg JV Co. from the Company for $17.2 million, which amount was paid to the Company on November 6, 2017. As a result of these two transactions a debt repayment schedule with Sprott and LMM (both as defined below) has been crystalized. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

These interim condensed consolidated financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and have been prepared under the historical cost basis.

These interim condensed consolidated financial statements follow the same accounting principles as those outlined in the notes to the annual audited consolidated financial statements for the year ended August 31, 2017. These interim condensed consolidated financial statements are unaudited and condensed and do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2017. The interim condensed consolidated financial statements are presented in United States Dollars and the Company uses United States Dollars as its presentation currency.

Exchange Rates
The following exchange rates were used when preparing these interim condensed consolidated interim financial statements:

Rand/USD
Period-end rate	11.7774 (August 2017: 13.0190)
6-month period average rate	12.9758 (February 2017: 13.7564)

CAD/USD
Period-end rate	1.2809 (August 2017: 1.2536)
6-month period average rate	1.2571 (February 2017: 1.2571)

Recently Issued Accounting Pronouncements

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after January 1, 2018 (fiscal 2018 for the Company given its August 31 year end). The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company does not expect this new standard to have a material impact on the Company’s financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018 (fiscal 2019 for the Company given its August 31 year end), with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

(iii)	IFRS 16, Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019 (fiscal 2020 for the Company given its August 31 year end). The Company is in the process of evaluating the impact the standard is expected to have on our consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

3.	PROPERTY, PLANT AND EQUIPMENT

	Development
	Assets	Land	Buildings	Office Equipment	Mining Equipment	Total
COST
Balance, August 31, 2016	$422,658	$8,547	$10,500	$2,411	$45,234	$489,350
Additions	130,868[1]	-	2,655	529	2,046	136,098
Impairment and transfer to Asset Held for Sale	(604,974)	(9,648)	(14,506)	(898)	(52,157)	(682,183)[2]
Foreign exchange movement	51,446	1,101	1,351	247	5,825	59,970
Balance, August 31, 2017	$-	$-	$-	$2,289	$948	$3,237
Disposals	-	-	-	(54)	(63)	(117)
Foreign exchange movement	-	-	-	(13)	3	(10)
Balance February 28, 2018	$-	$-	$-	$2,222	$888	$3,110

ACCUMULATED DEPRECIATION
Balance, August 31, 2016	-	-	1,587	1,407	16,660	19,654
Depreciation	-	-	962	516	7,750	9,228
Transfer to Asset Held for Sale	-	-	(2,753)	(599)	(26,319)	(29,671)[2]
Foreign exchange movement	-	-	204	134	2,145	2,483
Balance, August 31, 2017	$-	$-	$-	$1,458	$236	$1,694
Depreciation	-	-	-	177	25	202
Disposals	-	-	-	(50)	(224)	(274)
Foreign exchange movement	-	-	-	(13)	-	(13)
Balance February 28, 2018	$-	$-	$-	$1,572	$38	$1,610

Net book value, August 31, 2017	$-	$-	$-	$831	$712	$1,543

Net book value, February 28, 2018	$-	$-	$-	$650	$850	$1,500

1 Includes pre-production revenue credited of $15.2 million (see below) and $13.4 million of interest expense
2 Total transfer to Assets Held for Sale of $646,038. Asset Impairment of $280,357 recognized in interim periods is now included in Assets Held for Sale (Note 4)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

Maseve Mine

The Maseve Mine is located in the Western Bushveld region of South Africa. Costs for the Maseve Mine were capitalized and classified as development assets in Property, Plant and Equipment until August 31, 2017. On September 6, 2017 the Company announced it had entered into a term sheet to sell the Maseve Mine to RBPlat. As a result, at August 31, 2017, all capitalized costs were reclassified as an Asset Held for Sale (see Note 4 for further details) and at August 31, 2017 the Asset Held for Sale was written down to $69.9 million, being the estimated net proceeds from the sale of the Maseve Mine.

i.	Sale of the Maseve Mine

On September 6, 2017 the Company announced that it had entered into a term sheet (the "Term Sheet") to sell Maseve to RBPlat in a transaction with a gross value of approximately $74 million, payable as to $62 million in cash and $12.0 million in RBPlat common shares (the “Maseve Sale Transaction”). Definitive legal agreements for this sale were executed on November 23, 2017. The Maseve Sale Transaction is to occur in two stages:

•

In stage one RBPlat is to pay Maseve $58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the "Plant Sale Transaction"). Maseve will retain ownership of the mining rights, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to PTM RSA, in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of the Company’s lenders, and the approval of the South African Competition Commission ("Competition Approval"). These conditions had been met at period end.

•

In stage two, RBPlat is to pay PTM RSA $7 million in common shares of RBPlat plus approximately $4 million in cash to acquire PTM RSA's remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further $5 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve. The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining consent of the Company’s secured lenders and all requisite regulatory approvals including but not limited to the DMR granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the MPRDA.

ii.	Ownership of the Maseve Mine

The Maseve Mine, known formerly as Project 1 of the WBJV, is named after the operating company, Maseve, that holds the legal right to the mine.

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at ($23,275) at February 28, 2018 ($15,910 – August 31, 2017), is accounted for as a non-controlling interest.

On October 18, 2013, Africa Wide elected not to fund its $21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its $21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve was diluted to a 17.1% holding.

All funding provided by the Company's South African subsidiary, PTM RSA, to Maseve for development and construction of the Maseve Mine since Wesizwe elected not to fund their share of the March 3, 2014 second cash call has been provided by way of an intercompany loan.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

4.	ASSET HELD FOR SALE

As outlined above at August 31, 2017, and at February 28, 2018, the Company is in the process of selling the Maseve Mine in a two-stage transaction for consideration of approximately $74 million. On September 6, 2017, the Company announced it had entered a term sheet with RBPlat to sell the Maseve Mine. On November 23, 2017, the Company and RBPlat executed definitive sale and purchase agreements. Terms of the Maseve Sale Transaction are outlined in Note 3.

Under IFRS, when an asset group is held for sale, the net assets must be classified separately from other assets and measured at the lower of carrying value and fair value less costs to sell. In Maseve’s case, the fair value less costs directly attributable to the sale are lower than the carrying value and the fair value less costs to sell are calculated on a consolidated basis as follows:

Purchase Price	$74,000
Less: fees directly attributable to sale	(4,111)
Maseve asset held for sale at August 31, 2017	$69,889
Fees paid in fiscal 2018	1,026
Maseve asset held for sale February 28, 2018	$70,915

During the period, the Company paid $1,026 in previously accrued fees directly attributable to the sale.

5.	EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex. The Company continues to hold other immaterial mineral or prospecting rights in South Africa and Canada. No material expenditures have been made or are expected to be made on these immaterial mineral properties during the current year. Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2016	$22,346
Additions	5,701
Disposal of Project #3	(2,383)
Recoveries	(5,635)
Foreign exchange movement	2,870
Balance, August 31, 2017	$22,900
Additions	3,935
Foreign exchange movement	(1,959)
Balance, February 28, 2018	24,876

1Project #3 included in Asset Held for Sale

Waterberg

The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property, an area of adjacent, granted and applied-for prospecting rights with a combined area of approximately 864 km2, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).

On August 8, 2017, PTM RSA transferred legal title of all Waterberg Project prospecting rights into Waterberg JV Co. upon receiving Section 11 approval of the 2nd Amendment (defined below). On September 21, 2017, Waterberg JV Co. issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., JOGMEC holding a 28.35% interest and Mnombo, as the Company’s Black Economic Empowerment (“BEE”) partner, holding 26%.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

Implats Transaction

On November 6, 2017, the Company closed a transaction, originally announced on October 16, 2017, whereby Implats:

•

Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company has committed $5.0 million towards its pro rata share of remaining DFS costs. This $5.0 million is held as restricted cash on the balance sheet with $2.7 million remaining at February 28, 2018. Implats will also contribute an estimated $1.5 million for its 15.0% pro rata share of the Definitive Feasibility Study (“DFS”) costs. Following the Initial Purchase, the Company holds a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

•

Acquired an option (the “Purchase and Development Option”) whereby upon completion of the DFS, Implats will have a right, within 90 days of the DFS completion, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and commit to an expenditure of $130.2 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a development and mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg JV Co.

Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option, the Company would retain a 31.96% direct and indirect interest in Waterberg JV Co. and following completion of Implats’ earn-in spending all of the project partners would be required to participate pro-rata. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and the Company will retain a 50.02% direct and indirect interest in the project.

•

Acquired a right of first refusal to enter into an offtake agreement, on commercial arms- length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Acquisition and Development of the Property

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV property until the completion of a feasibility study. The Company consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4.6 million at August 31, 2017 ($4.6 million – August 31, 2016), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co. On August 4, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources (“DMR”) and title to all of the Waterberg prospecting rights held by the Company were transferred into Waterberg JV Co

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018. An amount of $8 million was funded by JOGMEC to March 31, 2016, which has been followed by two $6 million tranches to be spent in each of the following two 12 month periods ending March 31, 2018.

Since the JOGMEC earn-in period ended in May 2012, up to March 2015 (when the 2nd Amendment became effective) $39.9 million was spent on the combined Waterberg JV and Waterberg Extension properties. JOGMEC contributed $11.4 million while the Company contributed the remaining $28.5 million which included Mnombo’s share of expenditures on the Waterberg Extension ($1.95 million) which are still owed to the Company by Mnombo.

6.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table is a breakdown of accounts payable and other liabilities at February 28, 2018.

	February 28,	August 31,
	2018	2017
Trade accounts payable[1]	$4,312	$16,443
Redpath dispute settlement[2]	3,476	-
Lease obligations[3]	3,002	3,451
	$10,790	$19,894

1 Subsequent to period end the majority of the trade accounts payable at February 28, 2018 have been paid.
2 At February 28, 2018, funds were held in an escrow deposit as security for amounts in dispute with underground miner Redpath Mining (SA) (Pty) Limited (“Redpath”). The amount in dispute was fully settled subsequent to period end. Subsequent to the completion of the Plant Sale Transaction the Company is to be reimbursed for R 12.5 million (approximately $1.06 million) of these settlement costs from RBPlat.See Note 14 for more details.
3 Lease obligations are related to mobile equipment the Company holds in PTM RSA that are not included in the Maseve Sale Transaction. These assets have been impaired. The Company plans to dispose of these assets.

7.	LOANS PAYABLE

On February 16, 2015, the Company announced it had entered a credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of $40 million. The Sprott Facility was drawn on November 20, 2015. In fiscal 2017 a second advance (the “Second Advance”) was made to the Company for $5 million which was repaid in fiscal 2017. In the current period, a third advance (the “Third Advance”) of $5 million was made to the Company which was repaid, then a fourth advance (the “Fourth Advance”) of $5 million made to the Company during the current fiscal period. At February 28, 2018, the principal balance outstanding on the Sprott Facility was $45 million.

The Sprott Facility is in the first lien position on (i) the shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) the shares of Waterberg JV Co held by PTM RSA; and (iii) all current and future assets of the Company. Interest on the Sprott Facility is compounded and payable monthly at a stated interest rate of LIBOR plus 8.5% .

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

On November 20, 2015, the Company also drew down a $40 million loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with a significant shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance. The LMM Facility bears interest at LIBOR plus 9.5% . At February 28, 2018 LMM held the second lien position on (i) the shares of PTM (RSA) held by the Company and (ii) all current and future assets of the Company. Pursuant to the LMM Credit Agreement the Company also entered into a life of mine Production Payment Agreement (“PPA”) with LMM. The PPA is secured with the second lien position of the LMM Facility until it is repaid.

Terms in both the Sprott Facility and LMM Facility have been amended in previous fiscal years. Various fees have been paid in both cash and shares to the Sprott Lenders and LMM since inception of the loan agreements as well as costs paid to third parties that are directly attributable to each loan facility. Effective and real interest have also been accrued and paid over the life of both loans. A summary of each cost since inception up to February 28, 2018 is included below:

Gross Sprott Facility drawn down including Second, Third & Fourth Advances	$55,000
Second and Third Advance repayment	(10,000)
Drawdown Standby and Amendment fees	(7,970)
Interest paid on loan balance	(8,300)
Interest and finance cost at effective interest rate	16,907
Carrying value – Sprott Facility	$45,637

LMM Facility drawn down	$40,000
Drawdown, Amendment, Legal and Other Fees	(4,452)
Interest and finance cost at effective interest rate	17,348
Adjustment to amortized cost of LMM Production Payment Payable	(2,146)
Additional Production Payment accrual	5,874
LMM Production Payment Payable	437
Carrying value – LMM Facility	$57,061

Components of the LMM Facility
LMM Production Payment termination accrual	$15,000[1]
LMM Production Payment Payable	437
LMM Loan Facility	41,624
Total LMM Facility	$57,061

Carrying value – Loans Payable	$102,698

1This accrual is based on the expected termination fee

Both loans are carried at amortized cost with the Amended and Restated Sprott Facility having an effective interest rate of 20% and the LMM Facility having an effective interest rate of 26%. The LMM Facility has a higher effective interest rate due to the existence of the related Production Payment liability and its subordination to the Amended and Restated Sprott Facility.

Up to August 31, 2017 when Maseve was classified as an Asset Held for Sale, net interest expense of $17.5 million from both loans had been capitalized to development assets in the Maseve Mine. Adjustments and accretion to the Production Payment liability were also capitalized to development assets in the Maseve Mine until August 31, 2017. Effective interest of $3.6 million and $4.5 million were recognized on the Sprott Facility and LMM Facility respectively during the six month period ended February 28, 2018.

Modifications during the six month period ending February 28, 2018

In consideration for Sprott’s and LMM’s consent to the Implats Transaction (see Note 5), and to provide time for completion of the Maseve Sale Transaction, the Company has done or has agreed to do, among other things, the following:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

•

Delivered amendments to the Sprott Facility and LMM Facility agreements which, among other things: (a) amend the term of the Sprott Facility to mature the earlier of April 30, 2018 and ten days after the closing of the Plant Sale Transaction and amend the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the Plant Sale Transaction, provided that if the Plant Sale Transaction does not close by December 31, 2018, the maturity date of the LMM Facility shall be December 31, 2018 (the “New LMM Maturity Date”); (b) requires that 50% of net proceeds raised by the Company in an equity financing of over $500 be used for repayment of outstanding loan facilities (first to Sprott and second to LMM); and (c) adds additional events of default for failing to be listed on the TSX, breaches under material agreements, a decrease in its equity ownership in Waterberg JV Co beyond the decrease to occur as a result of the Implats Transaction and failing to close stage two of the Maseve Sale Transaction by September 30, 2018.

•

Under the amendment to the LMM Facility, raise $20 million in subordinated debt and/or equity within 30 days of the first lien facility due to Sprott being repaid and raise a further $20 million in subordinated debt and/or equity before July 31, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott under the Sprott Facility and secondly to LMM.

•

Delivered a termination agreement terminating the PPA between LMM and the Company pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM must be settled by payment of $15 million before April 30, 2018, or by payment of $25 million between April 30, 2018 and the New LMM Maturity Date.

On December 22, 2017 and January 23, 2018 the Sprott Lenders advanced the Company a total of $5.0 million (the “Fourth Advance”) pursuant to a new bridge loan. A fee of $250 was paid to Sprott for the Fourth Advance.

Loan Repayments Subsequent to Period End

The Fourth Advance, all amounts due pursuant to the Sprott Facility and a payment against the LMM Facility were paid subsequent to period end from funds received following the completion of stage one to the Maseve Sale Transaction. See Note 14 Subsequent Events for details.

8.	CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes (“Convertible Notes”) due 2022. The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and Common Shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.

The Convertible Notes will be convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. If any Convertible Notes are converted on or prior to the three and one half year anniversary of the issuance date, the holder of the Convertible Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted notes to the three and one half year anniversary of the issuance date, discounted by 2%, payable in Common Shares. The initial conversion rate of the Convertible Notes will be 1,001.1112 Common Shares per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per Common Share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s Common Shares of $0.8686 per share on June 27, 2017.

The Convertible Notes have been deemed to contain multiple embedded derivatives (the “Convertible Note Derivatives”) relating to the conversion and redemption options. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5,381 (see below). At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5,381 and transaction costs relating to the Convertible Notes of $1,049 resulting in an opening balance of $13,570. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

On July 20, 2017, a holder of the Convertible Notes converted $10 of the principal resulting the Company choosing to issue 13,190 common shares to settle the principal and accrued interest.

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding Convertible Notes.

The components of the Convertible Notes are as follows:

Face value convertible notes	$20,000
Transaction costs	(1,049)
Embedded Derivative fair value at inception	(5,381)
Value attributed to debt portion of convertible notes	$13,570
Accretion and interest	365
Redemption	(10)
Convertible Note balance August 31, 2017	$13,925
Transaction costs incurred during the period	(53)
Interest payment	(691)
Accretion and interest incurred during the period	1,129
Debt portion of the convertible notes February 28, 2018	14,310
Embedded Derivatives balance February 28, 2018 (see below)	$1,371
Convertible Note balance February 28, 2018	$15,681

Embedded Derivatives

The Convertible Note Derivatives was valued upon initial recognition at a fair value of $5,381 using partial differential equation methods and is subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss. The fair value of the Convertible Note Derivatives was measured at $3,300 at August 31, 2017, then $1,371 at period end resulting in a gain of $1,929 in the current six month period.

The fair value of the Convertible Note Derivatives was calculated using partial differential equation methods. The assumptions used in the valuation model used at February 28, 2018 and August 31, 2017 include:

Valuation Date	February 28, 2018	August 31, 2017
Share Price	$0.28	$0.52
Volatility	64.32%	56.17%
Risk free rate	2.09%	1.68%
Credit spread	16.45%	13.59%
All-in rate	18.54%	15.27%
Implied discount on share price	20%	20%

The Convertible Note derivative is classified as a level 2 financial instrument in the fair value hierarchy.

9.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At February 28, 2018, the Company had 150,910,006 shares outstanding.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

Fiscal 2018

On January 2, 2018, the Company issued 2,440,629 common shares in settlement of $691.11 of biannual interest payable on $19.99 million of outstanding convertible notes. See Note 8 for further details.

Fiscal 2017

On September 19, 2016, both Sprott and LMM were each issued 801,314 shares with a fair value of $2.0 million each based on the five-day volume weighted average price on the TSX of C$3.66 per share (less a ten percent discount), converted to US dollars as consideration for the September 30, 2016 amendment to the outstanding working capital facilities.

On October 12, 2016, upon drawdown of an additional $5 million from the Amended and Restated Sprott Facility, Sprott was issued 113,963 shares with a value of $250 as a drawdown fee.

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of $1.80 per share resulting in gross proceeds of $40.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $36.9 million.

On January 13, 2017, Sprott was issued 275,202 shares and Liberty was issued 293,616 shares with a value of $878,440 based on the ten-day volume weighted average price on the TSX of C$2.253 per share (less a ten percent discount), as consideration for the January 13, 2017 amendment to the outstanding working capital facilities.

On January 31, 2017, the Company announced the closing of an offering of 19,693,750 common shares at a price of $1.46 per share resulting in gross proceeds of $28.8 million. Net proceeds to the Company after fees, commissions and costs were approximately $26.3 million.

On April 18, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of $1.30 per share resulting in gross proceeds of $20.0 million. Net proceeds to the Company after fees, commissions and costs were approximately $18.3 million.

On July 25, 2017, the Company issued 13,190 shares upon the conversion of $10 of the Convertible Notes. See Note 8 for further details.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Certain stock options of the Company are subject to vesting provisions, while others vest immediately. All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company’s outstanding stock options:

			Average
	Number of Shares		Exercise Price
Options outstanding at August 31, 2016	2,977,275	C$	7.31
Granted	2,305,000		2.00
Forfeited	(900,000)		6.46
Options outstanding at August 31, 2017	4,382,275	C$	4.65
Forfeited	(831,825)		4.99
Options outstanding at February 28, 2018	3,550,450	C$	4.43

Number	Number			Average Remaining
Outstanding at	Exercisable at			Contractual Life
February 28, 2018	February 28, 2018		Exercise Price	(Years)
2,369,450	2,209,588	C$	2.00	3.55
669,500	669,500		6.50	1.97
10,000	10,000		10.50	0.25
501,500	501,500		13.00	0.89
3,550,450	3,390,588			2.83

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

During the period ended February 28, 2018 the Company did not grant any options. Stock based compensation of $52 (February 28, 2017, $1,751) was incurred during the period relating to options vesting that were granted in a previous period.

During the year ended August 31, 2017 the Company granted 2,305,000 stock options (1,014,675 – August 31, 2016). These stock options vested immediately. The Company recorded $1,867 ($723 capitalized to property plant and equipment and mineral properties and $1,144 expensed).

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the period ended February 28, 2018 $122 ($117 – February 28, 2017) was paid or accrued to independent directors for directors’ fees and services.

(b)

During the period ended February 28, 2018, the Company accrued or received payments of $28 ($28 – February 28, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the period include an amount of $24 ($28 – February 28, 2017) due from West Kirkland.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

11.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,509 to August 31, 2020.

Maseve is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration of the upgrade to 40MVA Maseve is to pay connection fees and guarantees totaling R147 million ($12.5 million at February 28, 2017) of which R100 million ($8.5 million at February 28, 2018), has been paid, leaving R47 million ($4.0 million at February 28, 2018) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s delivery schedule is also subject to possible change and as of the time of filing these financial statements the upgrade to 40MVA had not occurred.

From period end the Company’s aggregate commitments are as follows:

Payments Due By Period (In thousands of dollars)
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$606	$903	$-	$-	$1,509
Eskom – power(1)	4,009	-	-	-	4,009
Mining Development	398	-	-	-	398
Mining Indirect and Other(2)	1,731	-	-	-	1,731
Sprott Facility	48,618	-	-	-	48,618
LMM Facility	65,107	-	-	-	65,107
Totals	$120,469	$903	$-	$-	$121,372

Notes:

(1)	Upon completion of the Maseve Sale Transaction, outstanding commitments to Eskom will remain an obligation of Maseve.
(2)	Upon completion of the Maseve Sale Transaction, outstanding commitments in this category will remain an obligation of Maseve.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

12.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 28, 2018	February 28, 2017
Amounts receivable, prepaid expenses and other assets	$(578)	$1,163
Accounts payable and accrued liabilities	335	(1,430)
	$(243)	$(267)

13.	SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions – Canada, South Africa-Maseve, South Africa-Waterberg, South Africa-Other. The Company’s other South African divisions that do not meet the quantitative thresholds of IFRS 8 Operating segments, are included in the segmental analysis under South Africa-Other. The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated. This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At February 28, 2018	Assets	Liabilities

Canada	$1,415	$119,987
South Africa – Maseve	71,603	7,170
South Africa – Waterberg	26,961	1,543
South Africa – Other	5,454	469
	$105,433	$129,169

At August 31, 2017	Assets	Liabilities

Canada	$4,087	$109,379
South Africa – Maseve	71,816	11,853
South Africa – Waterberg	22,705	-
South Africa – Other	1,920	2,562
	$100,528	$123,794

Comprehensive Loss (Income) for the	February 28,	February 28,
six months ended	2018	2017

Canada	$12,621	$(5,037)
South Africa – Maseve	5,177	12,600
South Africa – Waterberg	1,811	-
South Africa – Other	193	(681)
	$19,802	$6,882

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

14.	SUBSEQUENT EVENTS

(a)

The Plant Sale Transaction, or stage one of the Maseve Sale Transaction, involved RBPlat acquiring the concentrator plant and certain surface assets of the Maseve Mine for payment of the Rand equivalent of $58.0 million in cash to Maseve, conditional on certain approvals and conditions precedent. On January 16, 2018, the South African Competition Tribunal approved the Maseve Sale Transaction. All remaining conditions precedent were fulfilled as of February 14, 2018. Subsequent to the end of the period, on March 15, 2018, an escrow deposit for the Plant Sale Transaction in the amount of Rand 41.37 million (approximately $3.5 million) was released to Maseve. The released deposit funds were then used to pay a full and final settlement of all amounts in dispute between Redpath and Maseve at February 28, 2018 and to pay an amount of $107.8 against the Company’s indebtedness pursuant to the Amended and Restated Sprott Facility. The Plant Sale Transaction was then completed on April 5, 2018 coincident with the registration of the applicable surface rights to a wholly-owned subsidiary of RBPlat’s at the South African deeds office and Maseve received payment of the balance due of Rand 646.74 million (approximately $53.3 million). All of the net balance received was applied by the Company to first repay all amounts due pursuant to the Amended and Restated Sprott Facility, amounting to $46.98 million, and next to repay a portion of the LMM Facility in the amount of $6.32 million. The payment to LMM was applied first to the production payment termination fee component of the LMM Facility. A payment of Rand 3.26 million (approximately $270,000) has been received from RBPlat for part of the exchange rate variance through the closing process of the Maseve Sale Transaction and is to also be paid to LMM. A further Rand 12.5 million (approximately $1.04 million) deposited into escrow by RBPlat is due to be released to the Company as RBPlat’s agreed share of a settled contractor claim.

(b)

On March 8, 2018, the Company entered into a non-binding Term Sheet (the “Sprott Term Sheet”) with Sprott Private Resource Lending (“Sprott PRL”) for a $15.0 million term loan facility (the “Sprott PRL Facility”). The Sprott Term Sheet provides that the Sprott PRL Facility would close by July 30, 2018, or such other date as mutually agreed by the Company and Sprott PRL and have a maturity date of 12 months after the closing date.

The Company would pay interest under the Sprott PRL Facility monthly at a rate of 12% per annum. The Company would be permitted to prepay or cancel the Sprott PRL Facility, in whole or in part, provided a minimum of six months of interest has been paid under the Sprott PRL Facility. Payment and performance of the Company’s obligations under the Sprott PRL Facility would be guaranteed by certain of the Company’s direct and indirect subsidiaries and secured by a first-priority security interest in certain or all of their assets, and a pledge over all of the issued shares in the capital of each material subsidiary. The Sprott PRL Facility would contain customary representations, warranties and affirmative and negative covenants of the Company and provisions regarding default and events of default, including cash sweep from an equity raise. In addition, the Company would agree to maintain a minimum cash balance of at least $1.0 million and minimum working capital of at least $500,000.

The Company has agreed to use the proceeds from the Sprott PRL Facility to reduce the outstanding indebtedness under the LMM Facility or for the development of the Waterberg Project and for working capital purposes.

Pursuant to the terms of the Sprott Term Sheet, the Sprott PRL Facility is subject to standard and customary conditions, including (A) satisfactory completion of all due diligence by Sprott PRL, (B) minimum equity raise(s) for an aggregate of $25.0 million by the Company subsequent to the execution of the Sprott Term Sheet and before July 31, 2018, (C) full settlement of the amounts owing to LMM, including by use of some or all of the proceeds from the Sprott PRL Facility, (D) final and complete documentation evidencing the Sprott PRL Facility, (E) receipt of all applicable shareholder, director, exchange and other regulatory approvals, and (F) syndication of $10.0 million of the Sprott PRL Facility by Sprott PRL in compliance with exemptions or exclusions from registration and qualification requirements of applicable securities laws, of which $5.0 million has been allocated to Leede Jones Gable Inc. at the request of the Company.

On the closing date of the Sprott PRL Facility, subject to prior TSX and NYSE American approval,Sprott PRL will receive common shares of the Company valued in the amount of $900,000, after the application of a 10% discount to the lesser of the volume-weighted average share price on the TSX for the five trading days preceding (A) the date of the Sprott Term Sheet or (B) the closing date of the Sprott PRL Facility.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the period ended February 28, 2018
(In thousands of United States Dollars unless otherwise noted)

In connection with the execution of the Sprott Term Sheet, the Company has agreed to pay a structuring fee of $150,000, which is payable $112,500 to Sprott PRL and $37,500 to Leede Jones Gable Inc. upon the earlier of: (A) the completion of the Company’s next equity raise following the execution of the Sprott Term Sheet and (B) July 31, 2018 (the “Structuring Fee”). In addition, regardless of whether the Sprott PRL Facility closes, the Company is responsible for certain fees and expenses reasonably incurred by Sprott PRL in connection with the due diligence review, negotiation and preparation of the Sprott Term Sheet. Concurrently with the payment of the Structuring Fee, the Company will be required to deposit a $50,000 refundable retainer with Sprott PRL to be applied against such fees and expenses and to deposit additional funds to the extent such fees and expenses exceed the retainer.